EXHIBIT 21.1



                           SUBSIDIARIES OF THE COMPANY

In October 2000, the Company established Gentner Communications EuMEA GmbH, a wholly owned subsidiary headquartered in Nuremberg, Germany. The subsidiary began operations during December 2000.

In March 2001, the Company established Gentner Ventures, Inc., a wholly owned subsidiary headquartered in Salt Lake City, Utah. The subsidiary was established to facilitate future acquisitions.

In June 2001, the Company and Gentner Ventures, Inc. formed Gentner Holdings LLC, a Utah limited liability corporation, in order to create a better business structure for potential future acquisitions.

In October 2001, the Company, through Gentner Ventures, Inc., purchased all of the issued and outstanding shares of Ivron Systems, Limited ("Ivron"), a privately held developer of videoconferencing technology located in Dublin, Ireland. Ivron was subsequently renamed Gentner Communications Limited, and as a wholly owned subsidiary of Gentner Ventures, Inc., it continues to focus on research and the development of videoconferencing products for the Company.

In January 2002, the Company established Tundra Acquisition Corporation, a wholly owned subsidiary headquartered in Salt Lake City, Utah. The subsidiary was established to facilitate the acquisition of E.mergent, Inc., which was completed on May 31, 2002. At the effective time of the acquisition of E.mergent, E.mergent was merged into Tundra, and Tundra was renamed E.mergent, Inc.

In August 2002, the Company, through Gentner Ventures, Inc., established ClearOne Communications of Canada, Inc., a wholly owned subsidiary organized under the laws of New Brunswick, Canada, to facilitate the acquisition of and to act as a Canadian holding company for Stechyson Electronics, Ltd. d/b/a OM Video. The acquisition of OM Video was completed on August 27, 2002.